Exhibit 99.1

IAMGOLD declares commercial production at Westwood Mine

All monetary figures are expressed in U.S. dollars.

TSX: IMG    NYSE: IAG

TORONTO, July 31, 2014 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") declared commercial production at its Westwood Mine in the Abitibi region of Quebec effective July 1, 2014. The Westwood mine hoisted ore at an average of 1,075 tonnes per day for the first 30 days of July.

While the gold processing plant at the Westwood mine began processing in March 2013, the Westwood mine now is hoisting ore at a sustained level to sufficiently feed the processing plant to enable profitable production. Accordingly, the Westwood mine is considered an operating mine and will no longer be accounted for as a development project.   Effective July 1, 2014, Westwood's contribution from sales of ounces produced will be recorded in the consolidated statement of earnings and will no longer be netted against capital expenditures.

"This is a significant accomplishment for the Westwood team and a pivotal achievement for IAMGOLD", said Steve Letwin, President and CEO of the Company. "We not only met this milestone in Q3 as promised, but achieved commercial production at the very beginning of the quarter—a testament to the hard work and commitment of the Westwood team. Transitioning from the successful operational history of the Doyon and Mouska mines, we expect the Doyon division to produce in the range of 100,000 to 120,000 ounces of gold this year, including the final production from Mouska and both commercial and pre-commercial production from Westwood. We will ramp up production during the second half of the year and expect Westwood's total cash costs to trend down through the period and average between $750 and $850 per ounce produced."

"This mine continues our 30-year legacy of underground mining in the Abitibi region," said Gordon Stothart, SVP and Chief Operating Officer of IAMGOLD. "The development and operations teams have worked together well and are achieving excellent mine development rates over 1,400 metres per month. From the initiation of exploration starting in 2002 to December 2013, a total of 540,484 metres of diamond drilling has been completed at Westwood during which the overall resource estimate has been very stable and the average grade has steadily increased. This gives us a high degree of confidence in the future of this mine. With the mine still in its early days of commercial production we continue to evaluate various production profiles to optimize and get the best economic return from the processing of Westwood's mineral resource. Profiles under study currently range from producing a LOM average of 165,000 to 180,000 ounces per year at LOM average cash costs between $630 and $690 per ounce produced."

While production is ramping up, the Westwood plant will utilize its spare capacity to process up to 192,000 tonnes of ore annually from the neighbouring Gold Bullion mine, as they announced on July 14, 2014.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold and niobium production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold and niobium production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with five operating gold mines (including current joint ventures) on three continents and one of the world's top three niobium mines. A solid base of strategic assets in Canada, South America and Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities.  IAMGOLD is in a strong financial position with extensive management and operational expertise.

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.

SOURCE IAMGOLD Corporation

%CIK: 0001203464

For further information:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743  Mobile: (647) 403-5520

Laura Young, Director Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Penelope Talbot-Kelly, Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4738  Mobile (647) 280-0519

Toll-free: 1-888-464-9999  info@iamgold.com

CO: IAMGOLD Corporation

CNW 08:00e 31-JUL-14